Exhibit 4.2

AcuityAds Holdings Inc.

Consolidated Financial Statements

December 31, 2020 and 2019
(expressed in Canadian dollars)

Independent auditor’s report

To the Shareholders of AcuityAds Holdings Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of AcuityAds Holdings Inc. and its subsidiaries (together, the Company) as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated statements of financial position as at December 31, 2020 and 2019;

•	the consolidated statements of income (loss) for the years then ended;

•	the consolidated statements of comprehensive income (loss) for the years then ended;

•	the consolidated statements of changes in shareholders’ equity for the years then ended;

•	the consolidated statements of cash flows for the years then ended; and

•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter

Impairment assessment of goodwill

Refer to note 2 – Summary of significant accounting policies and note 7 – Goodwill to the consolidated financial statements.

The Company had goodwill of $4,869,841 as at December 31, 2020. Management performs an impairment assessment at each reporting date to determine whether there is any indication of impairment. An impairment loss is recognized if the carrying amount of the cash generating unit (CGU) to which the goodwill relates exceeds its estimated recoverable amount. The recoverable amount was based on the fair value less cost of disposal of goodwill and value-in-use method using a discounted cash flow model. Significant assumptions used in the discounted cash flow model included revenue growth rates, operating margins, tax rates, terminal value, and discount rates. No impairment was recognized as a result of the 2020 impairment review.

We considered this a key audit matter due to (i) the significance of the goodwill balance and (ii) the significant judgment made by management in determining the recoverable amount of the CGU, including the use of significant assumptions. This has resulted in a high degree of subjectivity and audit effort in performing audit procedures to test the significant assumptions.

How our audit addressed the key audit matter

Our approach to addressing the matter involved the following procedures, among others:

•	Evaluated how management determined the recoverable amount of the goodwill, which included the following:

-	Tested the appropriateness of the method used and the mathematical accuracy of the discounted cash flow model.

-	Tested the revenue growth rates applied by management in the discounted cash flow model by comparing them to the budget, management’s strategic plans approved by the Board, and available third party published economic data.

-	Performed a sensitivity analysis on key assumptions (revenue growth rates, operating margins, tax rates, terminal value, and discount rates).

-	Assessed the reasonableness of discount rates and the terminal value by comparing to externally derived data.

-	Tested the underlying data used in the discounted cash flow model.

•	Evaluated the sufficiency of the disclosures in the consolidated financial statements.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Anita McOuat.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
March 1, 2021

AcuityAds Holdings Inc.

Consolidated Statements of Financial Position

As at December 31, 2020 and 2019

(expressed in Canadian dollars)

	2020	2019
	$	$
Assets

Current assets
Cash and cash equivalents	22,638,300	7,407,122
Accounts receivable	31,859,306	38,234,752
Prepaid expenses and other	1,901,067	2,477,651
Investment tax credits receivable (note 4)	21,922	286,883
	56,420,595	48,406,408
Non-current assets
Restricted cash	-	100,000
Deferred tax asset (note 22)	-	1,262,014
Property and equipment (notes 3 and 5)	7,945,110	6,978,834
Intangible assets (note 6)	3,197,953	7,741,882
Goodwill (note 7)	4,869,841	4,869,841
	72,433,499	69,358,979

Liabilities

Current liabilities
Accounts payable and accrued liabilities	23,232,661	26,330,763
Term loans (note 20)	2,481,550	1,210,500
Revolving line of credit (note 19)	-	15,384,498
International loans (note 21)	1,092,297	1,006,653
Lease obligations (notes 8)	2,850,497	2,748,200
	29,657,005	46,680,614
Non-current liabilities
Term loans (note 20)	5,796,454	2,241,831
International loans (note 21)	887,932	1,436,666
Lease obligations (notes 8)	4,041,520	3,400,403
	40,382,911	53,759,514

Shareholders’ Equity (notes 10)	32,050,588	15,599,465
	72,433,499	69,358,979

AcuityAds Holdings Inc.

Consolidated Statements of Income (Loss)

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

	2020	2019
	$	$
Revenue
Managed services	80,500,355	87,996,085
Self-service	24,393,693	31,138,144
	104,894,048	119,134,229
Media costs	50,808,810	61,711,918
Gross profit	54,085,238	57,422,311
Operating expenses
Sales and marketing	18,127,414	27,019,494
Technology (notes 4 and 6)	13,156,538	13,801,435
General and administrative	5,918,740	7,873,489
Share-based compensation (note 10)	998,307	1,410,467
Acquisition costs	-	1,289,920
Gain on contingent consideration	-	(3,066,799)
Impairment loss of goodwill (note 7)	-	3,231,048
Depreciation and amortization	8,894,174	8,123,877
	47,095,173	59,682,931
Income (loss) from operations	6,990,065	(2,260,620)
Finance costs (note 11)	1,663,039	2,493,711
Foreign exchange loss	138,335	699,968
	1,801,374	3,193,679
Net income (loss) before income taxes	5,188,691	(5,454,299)
Income taxes (note 22)	1,497,701	153,107
Net income (loss) for the year	3,690,990	(5,607,406)
Net income (loss) per share (note 12)
Basic and diluted	0.07	(0.12)

AcuityAds Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

	2020	2019
	$	$
Net income (loss) for the period	3,690,990	(5,607,406)
Exchange differences on translating foreign operations	(415,049)	(415,915)
Comprehensive income (loss) for the period	3,275,941	(6,023,321)

AcuityAds Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

	2020
	Common shares
		Amount	Contributed surplus	Warrants	Other reserves	Deficit	Total
	Number	$	$	$	$	$	$
Balance - December 31, 2019	47,824,212	42,185,794	6,954,447	2,337,372	415,915	(36,294,063)	15,599,465

Shares issued – options exercised	1,133,482	1,465,658	-	-	-	-	1,465,658
Equity financing (note 10(b))	1,968,000	10,617,887	-	-	-	-	10,617,887
Warrants issues - term loan	-	-	(1,922,271)	-	-	-	(1,922,271)
Share-based compensation (note 10(c))	-	-	998,307	-	-	-	998,307
Shares issued - Warrants exercised	1,417,623	1,601,418	1,090,965	(1,090,965)	-	-	1,601,418
Shares issued - DSUs/RSUs exercised (notes 10(d) and 10(e))	1,078,707	1,112,354	(1,112,354)	-	-	-	-
Warrants cancelled and forfeited	-	-	1,215,128	(1,215,128)	-	-	-
Other comprehensive income	-	-	-	-	(866)	-	(866)
Net income for the year	-	-	-	-	-	3,690,990	3,690,990

Balance - December 31, 2020	53,422,024	56,983,111	7,224,222	31,279	415,049	(32,603,073)	32,050,588

	2019
	Common shares
		Amount	Contributed surplus	Warrants	Other reserves	Deficit	Total
	Number	$	$	$	$	$	$
Balance - December 31, 2018	40,951,002	33,552,755	5,252,136	2,472,346	(446,279)	(30,686,658)	10,144,300

Shares issued – options exercised	240,167	230,872	-	-	-	-	230,872
Equity financing (note 10(b))	5,936,300	7,724,145	-	274,257	-	-	7,998,402
Share-based compensation (note 10(c))	-	-	1,410,467	-	-	-	1,410,467
Shares issued - Warrants exercised	555,885	560,635	409,231	(409,231)	-	-	560,635
Shares issued - DSUs/RSUs exercised (notes 10(d) and 10(e))	140,858	117,387	(117,387)	-	-	-	-
Other comprehensive income	-	-	-	-	862,194	-	862,194
Net loss for the year	-	-	-	-	-	(5,607,405)	(5,607,405)

Balance - December 31, 2019	47,824,212	42,185,794	6,954,447	2,337,372	415,915	(36,294,063)	15,599,465

AcuityAds Holdings Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

	2020	2019
	$	$
Cash provided by (used in)
Operating activities
Income (loss) for the year	3,690,990	(5,607,405)
Adjustments to reconcile net income (loss) to net cash flows
Depreciation and amortization	8,894,174	8,123,877
Finance costs (note 11)	1,663,039	2,493,711
Share-based compensation (note 10(c))	998,307	1,410,467
Gain on contingent consideration	-	(3,066,799)
Impairment loss (note 7)	-	3,231,048
Change in non-cash operating working capital
Accounts receivable	6,375,446	(4,252,158)
Prepaid expenses and other	676,584	(1,356,692)
Investment tax credits receivable	299,051	(20,794)
Deferred tax asset adjustment	1,278,700	-
Accounts payable and accrued liabilities	(3,201,778)	1,998,048
Interest paid – net	(1,381,698)	(2,312,449)
	19,292,815	640,854
Investing activities
Additions to property and equipment (note 5)	(4,923,514)	(6,935,818)
Additions to intangible assets (note 6)	(393,007)	(1,547,877)
	(5,316,521)	(8,483,695)
Financing activities
Amount drawn from revolving line of credit (note 19)	67,340,097	77,372,076
Repayment of revolving line of credit (note 19)	(83,066,960)	(75,321,614)
Proceeds from term loans (note 20)	12,266,281	-
Repayment of term loans principal (note 20)	(9,101,681)	(1,815,750)
Additions to international loans	1,719,864	1,377,740
Repayment of international loans	(2,182,955)	(3,560,923)
Additions to leases	4,013,250	5,380,084
Earn-out – acquisition	-	(2,927,982)
Repayment of leases	(3,417,975)	(2,058,246)
Net proceeds from equity financing (note 10(b))	10,617,887	7,998,402
Proceeds from the exercise of warrants	1,601,418	560,635
Proceeds from the exercise of stock options	1,465,658	230,872
	1,254,884	7,235,294

Increase (decrease) in cash and cash equivalents	15,231,178	(607,547)

Cash and cash equivalents – Beginning of year	7,407,122	8,014,668

Cash and cash equivalents – End of year	22,638,300	7,407,121

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	4,129,910	6,114,815

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

1	Corporate information

AcuityAds Holdings Inc. (“AcuityAds” or the “Company”), and its wholly owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., Visible Measures Corp. (including its wholly owned subsidiaries, “Visible Measures”), AcuityAds MM Inc., ADman Interactive S.L.U. (“ADman”) and 2422330 Ontario Inc., a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. AcuityAds is a publicly traded company, incorporated in Canada, and its head office is located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada, under the trading symbol “AT”.

Effective January 1, 2020 AcuityAds MM Inc. and Visible Measures were merged into AcuityAds US Inc. and 2422330 Ontario Inc. was amalgamated into AcuityAds Inc.

2	Summary of significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board. The date the Board of Directors authorized the consolidated financial statements for issue is March 1, 2021.

Basis of presentation

These consolidated financial statements are prepared in Canadian dollars, which is the Company’s functional and reporting currency and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Use of estimates and judgements

The preparation of the consolidated financial statements and application of IFRS often involve management’s judgement and the use of estimates and assumptions deemed to be reasonable at the time they are made. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well.

Other results may be derived with different judgements or using different assumptions or estimates and events may occur that could require a material adjustment.

The following are critical accounting policies subject to such judgements and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the consolidated financial statements.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

•	Key sources of estimation uncertainty

i)	Accounts receivable – the Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses.

ii)	Share-based payments – the estimated fair value of stock options is determined using the Black-Scholes option pricing model. Inputs to the model are subject to various estimates related to volatility, interest rates, dividend yields and expected life of the stock options issued. Fair value inputs are subject to market factors, as well as internal estimates. In addition to the fair value calculation, the Company estimates the expected forfeiture rate with respect to equity-settled share-based payments based on historical experience.

iii)	Goodwill – Impairment – the goodwill impairment test requires a calculation to determine the recoverable amount of goodwill. Management has determined the recoverable amount by determining the higher of fair value less costs of disposal of goodwill and value in use. Determining fair value and value in use requires the use of estimates and assumptions about factors that impact the valuation of goodwill. Such estimates and assumptions include the forecasted financial performance of the Company and market factors applied. Reasonable possible changes in key estimates and assumptions have the potential to cause the recoverable amount of goodwill to change.

•	Critical judgements in applying accounting policies

i)	Revenue and cost recognition – for revenue from sales of third-party products or services, management’s judgement is applied regarding the determination of whether the Company is a principal or agent to the transactions. In making this judgement, management places significant weight on the fact that the Company has the primary responsibility for providing access to the Company’s Programmatic Marketing Platform, which is critical to the fulfillment of the customer deliverables.

ii)	Impairment tests for non-financial assets other than goodwill – judgement is applied in determining whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, which continues to spread throughout Canada and around the world, as a global pandemic. COVID-19 and actions taken to mitigate its spread have had, and are expected to continue to have, an adverse impact on both local and global economies and financial markets, including the geographical areas in which the Company operates.

Despite the COVID-19 pandemic and the Company’s changes to its work environment, AcuityAds continued to operate its business in the normal course. To date, none of the Company’s operations have closed down or have otherwise been materially affected by the COVID-19 pandemic. Certain of the Company’s offices have been subject to government-mandated lockdowns for some periods of time. However, the Company’s staff has been able to perform their functions remotely without meaningful reductions in the Company’s ability to service its customers.

Basis of consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Revenue

Revenue is recognized based on the five-step model outlined in IFRS 15 – Revenue Recognition from Contracts with Customers. The Company generates revenue from the delivery of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns using its Programmatic Marketing Platform. The Company offers its services on a fully-managed and a self-serve basis, which is recognized over time using the output method when the performance obligation is fulfilled. The performance obligation is satisfied over time as the volume of impressions are delivered up to the contractual maximum for fully-managed revenue and the delivery of media inventory for self-serve revenue.

Revenue arrangements are evidenced by a fully executed insertion order (“IO”). Generally, IOs specify the number and type of advertising impressions to be delivered over a specified time at an agreed upon price and performance objectives for an ad campaign. Performance objectives are generally a measure of targeting as defined by the parties in advance, such as number of ads displayed, consumer clicks on ads or consumer actions (which may include qualified leads, registrations, downloads, inquiries or purchases). These payment models are commonly referred to as CPM (cost per impression), CPC (cost per click) and CPA (cost per action).

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The Company determines collectability by performing ongoing credit evaluations and monitoring its customers’ accounts receivable balances. For new customers and their agents, which may be advertising agencies or other third parties, the Company performs a credit check with an independent credit agency and checks credit references to determine creditworthiness. The Company only recognizes revenue when collection is reasonably assured. If collection is not considered reasonably assured, revenue is recognized only once all amounts are collected. Revenue is recorded net of trade discounts and volume rebates. If it is probable that discounts will be granted and amounts can be measured reliably, then the discount is recognized as a reduction of revenue as the related sales are recognized.

In instances where the Company contracts with third party advertising agencies on behalf of their advertiser clients, a determination is made to recognize revenue on a gross or net basis based on an assessment of whether the Company is acting as the principal or an agent in the transaction. The Company is acting as the principal in these arrangements and therefore revenue earned and costs incurred are recognized on a gross basis as the Company has control and is responsible for fulfilling the advertisement delivery, establishing the selling prices and the delivery of the advertisements for fully managed revenue, providing training and updates for the self-serve proprietary platform and performing all billing and collection activities.

Amounts billed in excess of revenue recognized to date on an arrangement by arrangement basis are classified as deferred revenue, whereas revenue recognized in excess of amounts billed is classified as accrued receivables and included as part of accounts receivable.

Foreign currency transactions

•	Transactions and balances in foreign currencies

The Company’s functional and reporting currency is the Canadian dollar (“CAD”). Transactions in foreign currencies are translated to the Company’s functional currency at exchange rates at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities and related depreciation are translated at historical exchange rates. Revenue and expenses other than depreciation are translated at the average rates of exchange for the period.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

•	Group companies with a functional currency other than CAD

The assets and liabilities of foreign subsidiaries are translated into CAD at the rate of exchange prevailing at the reporting date, and their income statements are translated at the average rates of exchange for the period.

Exchange rate adjustments arising on translation are recognized in other comprehensive income (loss). On disposal of a foreign subsidiary, the component of other comprehensive income (loss) relating to that particular foreign operation is recognized in net income (loss).

Financial instruments

•	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they originate. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial instruments are, for measurement purposes, grouped into categories. The classification depends on the purpose and is determined on initial recognition. The Company’s non-derivative financial assets comprise loans and receivables.

Cash and cash equivalents comprise cash balances and cash deposits with original maturities of three months or less.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

Loans and receivables, which include cash, accounts receivable and investment tax credits (“ITC”) receivable, are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Accounts receivable comprise trade receivables, net of allowance for doubtful accounts. There were no significant adjustments to the amounts recognized in the consolidated financial statements on adoption of IFRS 9 – Financial Instruments (“IFRS 9”) in 2018. The Company has adopted the use of an expected credit loss model rather than an incurred loss analysis when evaluating the allowance for doubtful accounts receivable (note 16).

ITCs receivable comprise refundable Canadian ITCs for qualifying research and development activities in Canada.

The Company’s non-derivative financial liabilities consist of accounts payable and accrued liabilities, revolving line of credit, term loans and amounts due to related parties.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition and measurement, these financial liabilities are measured at amortized cost using the effective interest method.

Property and equipment

•	Recognition and measurement

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net income (loss). The costs of the day-to-day servicing of property and equipment are recognized in net income (loss) as incurred.

•	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognized on a straight-line basis over the estimated useful lives of the property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The estimated useful lives for the current and comparative years are as follows:

Furniture and fixtures	5 years
Data centre equipment	4 years
Office computer equipment	3 years
Equipment under finance leases	3 years

Depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

•	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in net income (loss) as incurred.

Expenditures on development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Impairment

•	Financial assets (including accounts receivable)

A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively based on the nature of the asset.

The Company assesses on a forward-looking basis the expected credit loss associated with its financial assets. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade and other receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized at the time of initial recognition of the receivables. There was no impact due to this change in accounting policy.

•	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The recoverable amount of an asset or group of assets (cash-generating unit) (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or CGUs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income (loss). Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods, other than those recognized for impairment of goodwill, are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Share-based payments

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

The grant date fair value of share-based payment awards such as performance share units (“PSUs”), restricted share units (“RSUs”) and stock options granted to employees is recognized as a compensation cost, with a corresponding increase in contributed surplus, over the vesting period of the award. The amount recognized is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that vest. Upon exercising the options, the fair value of the options exercised that has been expensed to contributed surplus is reclassified to common shares and reflected in the consolidated statements of changes in shareholders’ equity.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

Deferred share units

As part of the Company’s long-term incentives, the Company from time to time issues deferred share units (“DSUs”) under its long-term incentive plans. DSU awards are settled with the issuance of common shares. The compensation expense for DSUs is based on the fair value at the time the award is granted. The expense is recognized as a component of share-based compensation expense with a corresponding increase to contributed surplus within shareholders’ equity. Upon redemption, the fair value of the award is reclassified from contributed surplus to share capital.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The timing or amount of the outflow may still be uncertain. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

Finance costs

Finance costs comprise interest expense on the revolving line of credit, leases and term loans. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in net loss using the effective interest method.

Income taxes

Income tax expense for the year comprises current and deferred income taxes. Current taxes and deferred taxes are recognized in the consolidated statements of comprehensive loss, except to the extent that they relate to items recognized in other comprehensive income (“OCI”) or directly in equity. In these cases, the taxes are also recognized in OCI or directly in equity, respectively.

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, the Company recognizes deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carry-forwards. The Company measures deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The Company recognizes deferred income tax assets only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and tax credit carry-forwards can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The Company recognizes the effect of a change in income tax rates in the year of enactment or substantive enactment.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

Deferred income taxes are not recognized if they arise from the initial recognition of goodwill, nor are they recognized on temporary differences arising from the initial recognition of an asset or liability in a transaction that is not a business combination and that affects neither accounting nor taxable income (loss). Deferred income taxes are also not recognized on temporary differences relating to investments in subsidiaries to the extent that it is probable that the temporary differences will not reverse in the foreseeable future.

The Company records current income tax expense or recovery based on income earned or loss incurred for the year in each tax jurisdiction where it operates, and for any adjustment to taxes payable in respect of previous years, using tax laws that are enacted or substantively enacted at the consolidated statements of financial position dates.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining the Company’s income tax provisions. Management periodically evaluates the positions taken in the Company’s tax returns with respect to situations in which applicable tax rules are subject to interpretation. The Company establishes provisions related to tax uncertainties where appropriate based on its best estimate of the amount that will ultimately be paid to or received from tax authorities.

Investment tax credits

The Company is entitled to certain refundable ITCs for qualifying research and development activities performed. The ITCs are accounted for as a reduction of the related expenditures for items expensed in the consolidated statements of comprehensive loss, being primarily as part of employee compensation and benefits, or as a reduction of the related asset’s cost for items capitalized in the consolidated statements of financial position when the amount is reliably estimable and realization is reasonably assured.

Government assistance

Government grants and subsidies are recognized at fair value when there is reasonable assurance that they will be received, and the Company will comply with the conditions associated with the grants. To the extent that government grants are earned under the conditions of the grant prior to receipt of funds, the Company records a government grants receivable. Government grants related to operating expenses are reflected as a reduction of such expenses in the year when they are incurred (note 14).

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

Net income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the net income (loss) for the period by the sum of the weighted average number of common shares outstanding and the dilutive common share equivalents outstanding during the period. Common share equivalents consist of the shares issuable upon exercise of stock options and shares issuable upon exercise of common share unit options calculated using the treasury stock method. Common share equivalents are not included in the calculation of the weighted average number of shares outstanding for diluted net income (loss) per share when the effect would be anti-dilutive.

Media costs

Media costs are considered the Company’s cost of goods sold. The costs include the publishing and real time bidding costs to secure advertising space.

Intangible assets

The useful life of an intangible asset is either finite or indefinite. Intangible assets are initially measured at fair value. Following the initial recognition, intangible assets are carried at the initial fair value less accumulated amortization and impairment losses, if any. Acquired intangible assets are recognized as intangible assets with finite lives. Amortization of customer relationships and technology is based on the estimated useful lives of these assets and is recognized on a straight-line basis over three years. Amortization for the tradename is recognized on a straight-line basis over four years. Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Change in accounting policies

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020:

•	Definition of Material – amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Definition of a Business – amendments to IFRS 3 – Business Combinations

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

•	Interest Rate Benchmark Reform – amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures

•	Revised Conceptual Framework for Financial Reporting

The Company also elected to adopt the following amendments early:

•	Annual Improvements to IFRS Standards 2018-2020 Cycle.

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3	Leases

In 2019, the Company elected to record right-of-use assets based on the corresponding lease liability in accordance with IFRS 16 – Leases (“IFRS 16”). Right-of-use assets and lease obligations of $3,608,085 were recorded as at January 1, 2019, with no net impact on deficit. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate as at January 1, 2019. The weighted average rate applied is 6.75%.

For leases previously classified as finance leases, the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statements of financial position as at December 31, 2020 and 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

Right-of-use assets included in property and equipment (note 5) consist of the following leases:

As at December 31, 2020 $
Equipment	7,094,280
Buildings	-
Total right-of-use assets	7,094,280

4	Investment tax credits receivable

The Company became a public company in 2014 and accordingly the federal portion of any ITCs claimed on eligible Scientific Research and Experimental Development (“SRED”) expenses following the Company becoming public will no longer be refundable, but will be carried forward as a credit for up to 20 years to reduce future income taxes payable.

As at December 31, 2020, no ITCs and no international tax credits have been recorded relating to 2020 SRED expenditures. As at December 31, 2019, no ITCs and $629,881 in international tax credits have been recorded relating to 2019 SRED expenditures.

5	Property and equipment

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right-of- use assets $	Total $
Net book value – December 31, 2019	373,330	21,351	482,641	6,101,512	6,978,834
Additions	693,599	-	100,005	4,129,910	4,923,514
Depreciation	(216,098)	(12,527)	(215,241)	(3,513,372)	(3,957,238)
Net book value – December 31, 2020	850,831	8,824	367,405	6,718,050	7,945,110

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Equipment under finance leases $	Total $
Net book value – December 31, 2018	234,832	34,352	78,507	3,066,555	3,414,246
Additions	239,577	-	581,425	6,114,816	6,935,818
Depreciation	(101,079)	(13,001)	(177,291)	(3,079,859)	(3,371,230)
Net book value – December 31, 2019	373,330	21,351	482,641	6,101,512	6,978,834

6	Intangible assets

	Customer relationships $	Tradename $	Technology $	Total $
Net book value – December 31, 2019	1,641,517	336,548	5,763,817	7,741,882
Additions	-	-	393,007.00	393,007.00
Amortization	(1,589,057)	(336,548)	(3,011,331)	(4,936,936)
Net book value – December 31, 2020	52,460	-	3,145,493	3,197,953

	Customer relationships $	Tradename $	Technology $	Total $
Net book value – December 31, 2018	3,166,482	874,455	6,751,125	10,792,062
Additions	-	-	1,702,508	1,702,508
Amortization	(1,524,965)	(537,907)	(2,689,816)	(4,752,688)
Net book value – December 31, 2019	1,641,517	336,548	5,763,817	7,741,883

During the year ended December 31, 2020, the Company capitalized $393,008 (2019 – $1,727,852) of development costs relating to revenue generating technology.

7	Goodwill

As at December 31, 2020 the ADman CGU has been incorporated together with the Company CGU into a single CGU, due to operational integration during the period.

As at December 31, 2020, no impairment loss was recognized for the CGU above and no write off of the recoverable amount was required.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The recoverable amount of the CGU was determined based on value-in-use calculations using discounted cash flow methodology. This approach requires assumptions about revenue growth rates, operating margins, tax rates and discount rates. The maintainable discretionary after-tax cash flows from operations are based on historical results and the Company’s projected results. In arriving at its forecasts, the Company considered past experience, economic trends and inflation as well as industry and market trends. The assumptions used by the Company in its goodwill impairment testing are as follows: discount rate 12.6%, budgeted gross margin 49.7% and terminal growth rate 5%.

Management has considered and assessed reasonably possible changes for other key assumptions and has not identified any other instances that could cause the carrying amount of the CGU to exceed its recoverable amount.

As at December 31, 2019, an impairment loss of $3,231,048 was recognized for the CGU and a write off of $2,522,970 of the recoverable amount was required.

8	Lease obligations

	2020	2019
	$	$
Obligations under leases	6,892,017	6,148,603
Less: Current portion	2,850,497	2,748,200

	4,041,520	3,400,403

The Company has minimum lease payment commitments under leases for the following amounts:

$
2021	3,366,199
2022	2,127,229
2023	1,574,157
2024	247,912
7,315,497

Less: Interest	423,480

Present value of minimum lease payments	6,892,017

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

9	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. For the year ended December 31, 2020, 987,475 equity-based awards were granted to directors and officers of the Company (note 10(c)), of which 140,000 were stock options. For the year ended December 31, 2019, 50,000 stock options were granted to directors and officers of the Company (note 10(c)).

During the year ended December 31, 2020, the Company issued nil (2019 – 370,125) DSUs to directors and officers of the Company. Of those issued in 2019, 326,075 were granted to officers and 44,050 were granted to directors in lieu of cash bonuses and director fees, all vesting immediately.

During the year ended December 31, 2020, the Company issued 847,475 (2019 – nil) RSUs to directors and officers of the Company. Of those issued in 2020, 847,475 were granted to officers and nil were granted to directors in lieu of cash bonuses and director fees, all vesting immediately.

As at December 31, 2020 $nil (2019 – $1,697,250) of the current outstanding term loans (note 20) relates to amounts loaned by related parties. In 2019, the Company issued to each of the four founders of the Company a non-interest-bearing loan of $60,000. These loans were fully repaid during the year.

•	Transactions with executive personnel

The key management personnel of the Company are the officers and the directors. The remuneration of executive personnel during the years ended December 31, 2020 and 2019 was as follows:

	2020	2019
	$	$
Executive compensation and benefits	1,034,500	900,000
Share-based compensation	343,960	916,158

	1,378,460	1,816,158

10	Share capital and share based payments

a)	Share capital

As at December 31, 2020, the Company had an unlimited number of common shares authorized for issuance and 53,422,024 common shares outstanding.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

b)	Equity financing

On December 4, 2020, the Company closed a bought deal offering comprised of 1,968,000 common shares issued from treasury and offered by the Company at a price of $6.10 per share for total gross proceeds of $12,004,800, including the full exercise by the underwriters of the over-allotment option. The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate cash compensation equal to 6% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,386,913 in connection with the offering.

On May 22, 2019, the Company closed a bought deal offering comprised of 5,936,300 common shares issued from treasury and offered by the Company at a price of $1.55 per share for total gross proceeds of $9,201,265, including the full exercise by the underwriters of the over-allotment option. The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate cash compensation equal to 6% of the gross proceeds of the offering and broker warrants equal to 6% of the number of shares sold under the offering. The broker warrants are exercisable for a period of 24 months following closing of the financing at a purchase price per share equal to the common share issuance price. The Company issued 356,178 broker warrants at a fair value of $0.77 per broker warrant that was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 1.48%, expected volatility of 102%, expected life of 1.75 years and expected dividends of $nil. The broker warrants’ value of $274,257 was recognized in contributed surplus with a corresponding reduction of share capital. The Company incurred additional share issuance costs of $650,787 in connection with the offering. The broker warrants were issued at an exercise price of $1.55 per share.

c)	Stock option plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit plan; however, previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees and consultants (in the case of stock options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

As at December 31, 2020, the Company was entitled to issue 8,013,304 equity-based awards under the Omnibus Incentive Plan.

The following table summarizes the continuity of options issued under the Stock Option Plan:

	2020		2019
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year	3,409,886	1.45	3,097,220	1.63
Granted	350,000	1.64	1,153,500	1.60
Forfeited or cancelled	(760,885)	1.19	(600,668)	2.84
Exercised	(1,133,482)	1.29	(240,167)	0.96
Outstanding – End of year	1,865,519	1.69	3,409,885	1.45
Options exercisable – End of year	1,099,687	2.02	2,258,971	1.46

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

	2020		2019
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year	-	-	-	-
Granted	45,000	2.09	-	-
Forfeited or cancelled	(10,000)	2.09	-	-
Exercised	-	-	-	-
Outstanding – End of year	35,000	2.09	-	-
Options exercisable – End of year	-	-	-	-

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

A summary of the Company’s stock options outstanding under the above plans is as follows:

	December 31, 2020
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.64	166,667	2.42	-
0.96	37,333	2.67	667
1.06	198,835	2.75	110,334
1.13	95,000	4.42	-
1.14	10,000	2.92	6,667
1.15	20,000	3.92	6,667
1.27	10,000	3.67	3,334
1.55	83,017	3.42	4,351
1.59	235,000	4.17	-
1.71	794,667	3.25	752,667
1.94	70,000	0.67	70,000
2.09	35,000	4.67	-
4.12	17,500	1.42	17,500
4.47	27,500	1.67	27,500
4.60	100,000	1.25	100,000

	1,900,519		1,099,687

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

	December 31, 2019
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.64	500,000	3.36	166,667
0.78	90,000	0.67	90,000
0.83	100,000	1.17	100,000
0.94	90,000	0.92	90,000
0.96	110,000	3.63	36,666
0.98	653,384	0.42	653,385
1.00	75,000	1.50	75,000
1.06	285,500	3.71	95,167
1.08	75,000	1.50	75,000
1.14	10,000	3.88	3,333
1.15	20,000	4.92	-
1.27	10,000	4.67	-
1.34	10,001	1.42	10,001
1.55	118,000	4.42	-
1.71	878,000	4.25	573,750
1.94	100,000	1.83	100,000
4.12	95,000	2.50	63,334
4.47	70,000	2.92	46,668
4.60	120,000	2.25	80,000

	3,409,885		2,258,971

During the year ended December 31, 2020, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options granted to employees, officers, directors and consultants of the Company of $998,307 (2019 – $1,410,467).

During the year ended December 31,2020, the Company granted 395,000 (2019 – 1,153,500) stock options with a weighted average exercise price of $1.69 (2019 – $1.60) to employees, officers, directors and consultants of the Company. Of those options, 255,000 (2019 – 1,146,000) options were granted to officers or employees of the Company. $nil (2019 – 7,500) options were granted to consultants as compensation for services rendered at a weighted average price of $nil (2019 – $0.96), all expiring during 2024.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

During the year ended December 31, 2020, 1,133,482 options were exercised at a weighted average exercise price of $1.29 per option, for gross proceeds of $ 1,465,658 (2019 – 240,167 options were exercised at a weighted average exercise price of $0.96 per option, for gross proceeds of $230,560).

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for options granted during the years ended December 31 as follows:

	2020 $	2019 $
Weighted average grant date fair value of options granted	1.45	1.42
Weighted average assumptions used
Expected option life	5 years	5 years
Risk-free interest rate	1.45%	1.48%
Expected volatility	101%	102%

The expected volatility was estimated based on the historical volatility of the Company’s shares that covers the expected life of the options granted. The expected option life was estimated based on historical data and represents the numbers of years the options are expected to be outstanding. The risk-free rate was estimated based on the Government of Canada marketable bonds with a term that covers the expected life of the options granted.

d)            Deferred share units

During the year ended December 31,2020, the Company issued 204,008 (2019 – 316,304) DSUs to employees, officers, independent directors and consultants of the Company, vesting every year in the measure of one third. During the year ended December 31, 2020, 981,578 DSUs were exercised.

e)            Restricted share units

During the year ended December 31, 2020, the Company issued 1,321,074 (2019 – nil) RSUs to employees, officers, directors and consultants of the Company. During the year ended December 31, 2020, 97,129 (2019 – nil) RSUs were exercised.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

11	Finance costs

	2020	2019
	$	$
Finance costs
Interest on finance leases and other interest	486,508	610,592
Interest and fees on revolving line of credit (note 19)	532,190	1,057,399
Interest and fees on term loans (note 20)	644,341	825,720

	1,663,039	2,493,711

12	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the years ended December 31, 2020 and 2019 are as follows:

	2020 $	2019 $
Net income (loss) for the year	3,690,990	(5,607,405)
Weighted average number of shares outstanding – basic and diluted	49,720,186	45,286,998
Net income (loss) per share – basic and diluted	0.07	(0.12)

Exercisable options to purchase 1,099,687 common shares (2019 – 2,258,971) and 40,621 warrants (2019 – 2,492,040) were outstanding as at December 31, 2020. The weighted average numbers of options and warrants were excluded from the calculation of diluted income (loss) per share for the years ended December 31, 2020 and 2019 because their inclusion would have been anti-dilutive.

13	Segment information

The Company’s assets and operations are substantially located in Canada; however, the Company has employees and customers in the United States, Europe, the Middle East and Africa and generates revenue in each region. Revenue by region for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
	$	$
United States	78,832,978	85,630,542
Canada	11,847,380	14,751,574
Europe and other	14,213,690	18,752,113

	104,894,048	119,134,229

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

During the year ended December 31, 2020, the Company had one customer that represented 9% of total revenue. In 2019, the Company had no customer that represented greater than 5% of total revenue.

14	Government assistance

During the year ended December 31, 2020, the Company received funding under the Government of Canada’s Canada Employment Wage Subsidy program amounting to $ 947,576, of which $ 124,722 was used to reduce salaries related to sales and marketing costs, $ 733,102 was used to reduce salaries related to technology costs, and $ 89,752 was used to reduce general and administrative salaries, on the consolidated statement of income.

During the year ended December 31, 2020, the Company secured a $3,000,000 commitment funding from the National Research Council’s Industrial Research Assistance Program (“IRAP”) that is expected to be paid between May 2020 and October 2021, subject to the Company meeting certain program requirements. During the year ended December 31, 2020, the Company has received $1,386,108 of this commitment from IRAP, and these amounts were used to reduce technology costs on the consolidated statement of income (loss).

15	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/
	financial liabilities
	(amortized cost)
	2020	2019
Measurement basis	$	$
Financial assets
Cash and cash equivalents	22,638,300	7,407,122
Restricted cash	-	100,000
Accounts receivable	31,859,306	38,234,752
Investment tax credit receivable	21,922	1,548,898

	54,519,528	47,290,772

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

	Loans and receivables/
	financial liabilities
	(amortized cost)
	2020	2019
	$	$
Measurement basis
Financial liabilities
Accounts payable and accrued liabilities	23,232,611	26,330,763
Revolving line of credit	-	15,384,498
Term loans	8,278,004	3,452,331
International loans	1,980,229	2,443,319
Lease obligations	6,892,017	6,148,603

	40,382,911	53,759,514

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, restricted cash, accounts receivable, ITC receivable, revolving line of credit, repayable government grant, accounts payable and accrued liabilities, current portion of finance lease obligations, current portion of contingent consideration and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities;

•	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

•	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the years ended December 31, 2020 and 2019 between any of the levels.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

16	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board of Directors, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, except for certain monthly financial covenants associated with the revolving line of credit as described in note 19.

17	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As at December 31, 2020, five customers represented 32.5% of the gross accounts receivable balance of $32,159,306. As at December 31, 2019, five customers represented 31% of the gross accounts receivable balance of $38,714,512.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

The accounts receivable balances due from these significant customers were current as at December 31, 2020. As at December 31,2020, the allowance for doubtful accounts was $300,000 (2019 – $479,760). In establishing the appropriate allowance for doubtful accounts, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. Overdue accounts as at December 31, 2020 were $4,999,819 (2019 – $5,244,450), which is in the normal course of business. Management believes that the allowance is adequate.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The Company from time to time invests its excess cash in accounts with Schedule I banks, with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as at December 31, 2020 is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The following are the contractual maturities for the financial liabilities:

	December 31,
	2020
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued liabilities	23,232,661	23,232,661	23,232,661	-	-
Revolving line of credit	-	-	-	-	-
International Loans	1,980,229	1,980,229	1,092,297	887,932	-
Term Loans	8,278,004	8,710,774	2,481,550	6,229,224	-
Lease Obligation	6,892,017	7,315,497	3,366,199	3,949,298	-

	40,382,911	41,239,161	30,172,707	11,066,454	-

	December 31,
	2019
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	26,330,763	26,330,763	26,330,763	-	-
Revolving line of credit	15,384,498	15,384,498	15,384,498	-	-
International Loans	2,443,319	2,443,319	1,006,653	1,436,666	-
Term loans	3,452,331	3,452,331	1,210,500	2,241,831	-
Lease Obligation	6,148,603	6,499,839	2,990,552	3,252,263	257,024

	53,759,514	54,110,750	46,922,966	6,930,760	257,024

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The revolving line of credit bears interest at a rate of prime plus 1%. The term loans bear interest at a fixed rate of 6.75%, which the Company believes is consistent with market interest rates for this type of debt.

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from purchase transactions, as well as recognized financial assets and liabilities denominated in US dollars. The Company’s main objective in managing its foreign exchange risk is to maintain US cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $156,929 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive loss.

Balances held in US dollars are as follows in CAD:

	December 31, 2020 $	December 31, 2019 $
Cash	9,255,266	5,505,276
Accounts receivable	24,011,673	30,050,955
Accounts payable	14,547,342	9,860,132
Line of credit	-	15,384,498

18	Commitments and contingencies

Restricted Cash

In July 2015, the Company entered into a letter of credit as security for an office lease in Toronto. As at December 31, 2019, the letter of credit is backed up by $100,000 that is held at a Canadian financial institution and is drawn down by the landlord until the end of the lease term. During the year ended December 31, 2020, the Company’s lease term ended, and the restricted cash balance was $nil as at December 31, 2020.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

19	Revolving line of credit

On November 13, 2015, the Company secured a US$3.5 million (approximately CAD$4.6 million) revolving line of credit (the “Line of Credit”) from Silicon Valley Bank (“SVB”). On September 1, 2016, the Company secured an addendum to the Line of Credit increasing the total borrowing limit to US$6.5 million (approximately CAD$8.5 million). On March 30, 2017, the Company secured an addendum to the Line of Credit increasing the total borrowing limit to US$10.0 million (approximately CAD$13.3 million).

On October 18, 2018, the Company and SVB agreed to increase its line of credit to US$15 million (CAD$20 million) from US$10 million (CAD$13 million) and extend the maturity date to March 2020. In addition, the applicable interest rate was reduced from prime plus 3.0% to prime plus 1.50%. At December 31, 2018, the prime rate was 5.25%.

On September 23, 2019, the Company and SVB agreed to increase its line of credit to US$18 million (CAD$24 million) from US$15 million (CAD$20 million) and extend the maturity date to April 1, 2021. In addition, the applicable interest rate was reduced from prime plus 1.5% to prime plus 1.0%.

On December 24, 2020, the Company and SVB agreed to amend the applicable interest rate to the greater of prime plus 1.35% or 4.60%. At December 31, 2020, the prime rate was 3.25%.

The Line of Credit is calculated based on a maximum total amount of 80% of the Company’s accounts receivable and 80% of ITCs receivable.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The following table outlines the activity of the Line of Credit during the years ended December 31, 2020 and 2019:

$
Amortized cost – January 1, 2020	15,384,498
Amount drawn from revolving line of credit	67,340,097
Principal amount repaid	(83,066,960)
Accrued interest on revolving line of credit	532,190
Payment of interest on revolving line of credit	(394,133)
Foreign exchange differences	204,308
Amortized cost – December 31, 2020	-

$
Amortized cost – January 1, 2019	13,843,998
Amount drawn from revolving line of credit	(75,321,614)
Principal amount repaid	77,372,076
Accrued interest on revolving line of credit	1,057,399
Payment of interest on revolving line of credit	(985,109)
Foreign exchange differences	(582,252)
Amortized cost – December 31, 2019	15,384,498

During the year ended December 31, 2020, transaction costs incurred securing the Line of Credit were $nil (2019 – $73,223). All transaction costs have been capitalized and deferred. These deferred transaction costs are being amortized over the term of the agreement under the effective interest method and are included in finance costs.

The Line of Credit is secured by a full general security agreement, an assignment of ITCs and a pledge of all shares of any direct or indirect subsidiary of the Company.

20	Term loans

On June 15, 2018, all outstanding principal balances related to previous term loans were repaid and the Company obtained a new $7,263,000 term loan (the “2018 Loan”) from a group of private lenders (the “Lenders”). The 2018 Loan was made pursuant to a credit agreement dated June 15, 2018, between the Company and various Lenders, including several individuals who are non-arms’ length to the Company (the “NAL Lenders”). The NAL Lenders included several officers and directors of the Company who funded an aggregate of $2,263,000 of the 2018 Loan.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

The 2018 Loan was subordinate to the Company’s existing Line of Credit with SVB and had a term of two years. The 2018 Loan accrued interest at the rate of 12.0% per annum and the Lenders were issued an aggregate of 2,420,990 warrants (the “Warrants”) as bonus warrants in connection with the 2018 Loan. Each Warrant entitled the Lender to acquire one common share for a period of two years at an exercise price of $1.01 per common share, which represented the closing price of the common shares on June 14, 2018. At the time of issuance, the 2,420,990 Warrants had a fair value of $0.46 per Warrant. The fair value of the Warrants was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 2.18%, expected volatility of 98%, expected life of 1.75 years and expected dividends of $nil.

Transaction costs incurred in securing the 2018 Loan were $256,403. Included in that amount are nominal fees that the Company agreed to pay to two eligible parties assisting in the 2018 Loan. All transaction costs were capitalized and deferred. These deferred transaction costs are being amortized over the term of the agreement under the effective interest rate method and included in the finance costs.

Fifty percent of the principal portion of the 2018 Loan was to be repaid in ten equal quarterly installments beginning January 1, 2019. The remaining 50% of the 2018 Loan was to be paid at maturity.

On March 31, 2019, the Company entered into an amending agreement to its credit agreement dated June 15, 2018, whereby the maturity date of the 2018 Loan was extended from June 15, 2020 to June 15, 2021.

On April 12, 2020, the Company borrowed US$5,400,00 from SVB pursuant to a secured term loan which expires April 1, 2024 (the “Secured Term Loan”), and which bears interest at the annual rate equal to the greater of (i) prime plus 2.0% and (ii) 6.75%. All transaction costs related to the Secured Term Loan have been capitalized and deferred, and are being amortized over the term of the agreement under the effective interest rate method and included in finance costs.

On April 17, 2020, all outstanding principal balances related to the 2018 Loan were repaid in the amount of $5,144,625 and the Company incurred an early repayment penalty of 2.5% totalling $128,616. During the year ended December 31, 2020, $372,188 of transaction costs were incurred securing the Secured Term Loan. All transaction costs have been capitalized and deferred. These deferred transaction costs are being amortized over the term of the agreement under the effective interest method and included in finance costs.

On November 9, 2020, the Company and SVB agreed to increase the availability under the Secured Term Loan by additional US$2,350,000 to a total of US$7,750,000.

On December 24, 2020, the Company and SVB agreed to amend the applicable interest rate to the greater of prime plus 1.50% or 4.75%. At December 31, 2020, the prime rate was 3.25%.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

On May 5, 2020, the Company secured a loan of US$1,390,294 (CAD$1,816,836) pursuant to the Paycheck Protection Program as part of the United States’ Coronavirus Aid, Relief and Economic Security Act. On October 12, 2020 the Company applied for the loan forgiveness in accordance with the terms of that program, and the loan was fully forgiven on November 25, 2020. The total loan of US$1,390,294 (CAD$1,816,836) was used to reduce salary costs on the statement of income (loss), $1,282,208 for sales and marketing costs, $465,481 for technology costs, and $69,147 for general and administrative costs.

The following table outlines the activity of the term loans during the years ended December 31, 2020 and 2019:

$
Amortized cost – January 1, 2020	3,452,331
Amounts Drawn, net of transaction costs and warrants	12,266,281
Accrued interest	644,342
Payment of interest	(501,057)
Principal amount repaid	(9,101,681)
Adjustment for warrants granted for repaid term loan	1,922,271
Exchange	(404,483)
Balance – December 31, 2020	8,278,004

$
Amortized cost – January 1, 2019	5,159,109
Accrued interest	825,720
Payment of interest	(716,748)
Principal amount repaid	(1,815,750)
Balance – December 31, 2019	3,452,331

21	International loans

On June 15, 2018, as a part of the acquisition of ADman, the Company assumed various government and bank loans and lines of credits.

Term loans

The interest rate and maturity date of each of the unsecured term loans held and the activity during the years ended December 31, 2020 and 2019 are set out in the table below.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

Line of credit

The line of credit is secured against the Company’s accounts receivable. The interest rate and term date of line of credit held and the activity during the years ended December 31, 2020 and 2019 are set out in the table below:

	Balance - January 1, 2020 $	Amount drawn $	Principal amount repaid $	Balance - December 31 2020 $	Interest rate %	Maturity date
Term Loans
Bankinter	80,322	-	60,268	20,054	2.75%	May 20, 2021
La Caixa	24,305	-	24,305	-	1.96%	June 1, 2021
Santander	508,026	-	154,368	353,658	2.53%	May 18, 2023
Banco Sabadell	106,025	-	38,377	67,648	4.60%	October 20, 2021
Bankinter	197,310	-	77,540	119,770	2.35%	August 17, 2022
Banco Sabadell	21,918	70,236	92,154	-	3.25%	October 15, 2022
Santander_ICO	-	390,200	-	390,200	2.03%	April 8, 2025
Bankinter_ICO 2020	-	58,328	4,748	53,580	2.25%	May 22, 2024
Sabadell_ICO 2020	-	156,080	-	156,080	1.75%	May 21, 2025
Banco Sabadell	69,193	-	39,847	29,346	3.25%	October 15, 2022
CDTI	159,258	-	34,091	125,167	3.00%	December 31, 2022
Avanza 2013	-	-	-	-	3.00%	December 20, 2020
Avanza 2014	270,409	-	270,409	-	3.00%	December 20, 2020

	1,436,766	674,844	796,107	1,315,504

Line of credit
Bankia	-	17,493	6,354	11,139	2.90%	December 10, 2021
Banco Sabadell	85,045	143,306	228,351	-	1.75%	May 21, 2023
Bankinter	92,177	144,293	116,329	120,141	Euribor + 2.25	May 19, 2022
Santander	-	-	-	-	Euribor + 1.95	April 16, 2023
Santander suppliers	-	21,288	21,288	-	2.12	May 31, 2021
Santander	523,966	667,001	665,077	525,890	Euribor + 1.75	April 25, 2021
Bankinter	129,794	7,554	129,794	7,554	2.35%	July 23, 2021
Santander	175,571	44,084	219,655	-	Euribor + 1.75	July 23, 2021

	1,006,553	1,045,020	1,386,849	664,724

Total	2,443,319	1,719,864	2,182,955	1,980,228

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

	Balance - January 1, 2019 $	Amount drawn $	Principal amount repaid $	Balance - December 31 2019 $	Interest rate %	Maturity date
Term Loans
Bankinter	144,554	-	64,232	80,322	2.75	May 20, 2021
La Caixa	78,065	-	53,760	24,305	1.96	June 1, 2020
Santander	694,516	-	186,490	508,026	2.53	May 18, 2023
Banco Sabadell	187,376	-	81,351	106,025	4.6	October 20, 2021
Bankinter	287,344	-	90,034	197,310	2.35	August 17, 2022
Banco Sabadell	46,863	195,686	220,634	21,918	3.25	October 15, 2022
Banco Sabadell	88,362	-	19,169	69,193	3.25	October 15, 2022
CDTI	170,507	-	11,249	159,258	3.00	December 31, 2020
Avanza 2013	163,767	-	163,767	-	3.00	December 20, 2019
Avanza 2014	581,089	-	310,680	270,409	3.00	December 20, 2020
	2,445,446	195,686	1,201,366	1,436,666
Line of credit
Bankia	389,740	54,377	418,405	-	2.90	December 10, 2019
Banco Sabadell	71,874	-	168,893	85,045	2.47	October 18, 2020
Bankinter	232,032	-	124,548	92,177		July 23, 2020
La Caixa	153,091	-	142,991	-	2.12	May 31, 2019
Santander	152,926	381,229	-	524,066	Euribor + 1,75	April 25, 2020
Bankinter	-	655,330	525,536	129,794		July 23, 2020
Santander	275,268	542,005	623,542	175,571	Euribor + 1,75	April 25, 2020
	1,274,930	1,632,941	2,003,915	1,006,653
Total	3,917,376	1,828,627	3,044,445	2,443,319

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

22	Income taxes

Income tax recovery

The Company has not recorded any deferred income tax recovery on losses in comprehensive income (loss) and will not be until, in the opinion of management, it is probable that the deferred tax assets will be realized. A reconciliation between tax recovery and accounting income multiplied by the Company’s domestic tax rate for the years ended December 31, 2020 and 2019 is as follows:

	2020 $	2019 $
Income (loss) before income taxes	5,188,691	(5,454,299)
Income tax recovery at the Company’s statutory tax rate of 26.5% (2019 – 26.5%)	1,375,003	(1,445,389)

Increase (decrease) in income taxes resulting from Permanent differences	173,027	1,385,671
Prior year true-up	(820,603)	-
Changes in unrecognized SRED pool and temporary differences	2,787,948	1,114,611
Effect of foreign subsidiaries	(2,450)	298,127
Current year loss for which no benefit recognized	523,274	551,064
Prior year loss applied in current year previously not recognized	(2,705,820)	(1,778,434)
Other	167,322	27,457
Income tax expense	1,497,701	153,107

Deferred taxes

•	Unrecognized deferred tax asset

Deferred tax assets have not been recognized in respect of the following items:

	2020 $	2019 $
Non-capital loss carryforwards	29,637,520	34,864,311
SRED expenditure pool	1,882,949	7,105,467
(Taxable) Deductible temporary differences	(975,000)	1,152,977

	30,545,469	43,122,755

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(expressed in Canadian dollars)

As at December 31, 2020, the Company had non-capital losses of approximately $404,780 that are available to reduce future taxable income and for which no benefit has currently been recognized in the consolidated financial statements. The non-capital losses will expire as follows: The non-capital losses will expire as follows: 2034 – $564,037; 2035 – $1,523,811; 2036 – $355,512; 2037 – $3,143,271; and 2038 – $2,061,821. The Company had SRED Investment tax credits carry-forward of $858,944 will expire as follows: 2036 – $72,495; 2037 – $383,882; and 2038 – $402,617.

Investment tax credits

The Company is entitled to certain federal and provincial income tax incentives for qualified SRED expenditures based on management’s interpretation of the applicable legislation in the Income Tax Act (Canada). These tax incentives are available to reduce future income taxes payable or are refundable in cash depending on various factors (note 4).